April 22, 2024

VIA EDGAR

Division of Corporate Finance

Office of Manufacturing
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Evan Ewing, Stephany Yang, and Jean Yu

Re:	Fly-E Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 4, 2024

File No. 333-276830

Ladies and Gentlemen,

On behalf of our client, Fly-E Group, Inc., a Delaware corporation (the “Company”), we submit this letter setting forth the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in its comment letter dated April 12, 2024 with respect to the Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on April 4, 2024. For your convenience, your comments are reproduced below in italicized bold text, followed by the Company’s responses. Please be advised that the Company is concurrently filing via EDGAR an Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”).

Amendment No. 1 to Registration Statement on Form S-1

Compensation of Executive Officers, page 57

1.	Please update your compensation disclosure to reflect the fiscal year ended March 31, 2024.

Response: In response to this comment, the Company has updated the compensation disclosure on page 58 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 61

2.	Please update your disclosure in this section to include any applicable transactions since December 31, 2023. Refer to Item 404(d) of Regulation S-K.

Response: In response to this comment, the Company has updated the disclosure on page 61 of the Registration Statement.

Consolidated Statements of Income, page F-5

3.	We note your disclosures that shares and per share data are presented on a retroactive basis to give effect to the stock split completed on April 2, 2024; however, the earnings per share and weighted average number of common stock - basic and diluted for the years ended March 31, 2023 and 2022 and for the nine months ended December 31, 2023 and 2022 do not appear adjusted for the stock split on pages F-5 and F-28. Please revise your filing to ensure all of the share information retroactively reflects the stock split in accordance with ASC 260-10-55-12.

Response: In response to this comment, the Company has updated the disclosures on pages F-5 and F-28 of the Registration Statement.

If you have any questions or require any additional information, please telephone the undersigned at (212) 918-3267 or Will Rao at (212) 918-3724.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

cc:	Zhou Ou, Chief Executive Officer, Fly-E Group, Inc.
Steven Guo, Chief Financial Officer, Fly-E Group, Inc.
Joseph Lucosky, Partner, Lucosky Brookman LLP